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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of January, 2007

                       Commission File Number: 001-04307

                               HUSKY ENERGY INC.
            (Exact name of registrant as specified in its charter)

            707 - 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   [_]             Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes   [_]              No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

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On January 18,  2007,  Husky  Energy Inc.  announced  that Doug  Fraser,  Vice
President & Chief Financial Officer, was departing Husky to pursue other interests. The press release is attached hereto as Exhibit A.




                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             HUSKY ENERGY INC.



                                             By: /s/ James D. Girgulis
                                                 -----------------------
                                                 James D. Girgulis
                                                 Vice President, Legal &
                                                 Corporate Secretary


Date: January 22, 2007


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                                                                     EXHIBIT A
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[GRAPHIC OMITTED]
HUSKY ENERGY INC.

          N E W S

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                                                              January 18, 2007


                         HUSKY CORPORATE ANNOUNCEMENT

CALGARY, ALBERTA - Husky Energy Inc. advises that Doug Fraser, Vice President & Chief Financial Officer, is departing Husky to pursue other interests. "Husky wishes Doug success in his future endeavours," said Mr. John C.S. Lau, President & Chief Executive Officer, Husky Energy Inc.

HUSKY ENERGY IS A CANADIAN-BASED INTEGRATED ENERGY AND ENERGY-RELATED COMPANY HEADQUARTERED IN CALGARY, ALBERTA. HUSKY ENERGY IS PUBLICLY TRADED ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL HSE.


                                     -30-


For further information, please contact:

Tanis Thacker
Senior Analyst, Investor Relations
Husky Energy Inc.
(403) 298-6747











            707 - 8 Avenue S.W., Box 6525, Station D, Calgary, Alberta T29 3G7
            T: (403) 298-6111   F: (403) 298-7464